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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)


                              Promotions.com, Inc.
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                                (Name of Issuer)


                                  Common Stock,
                            $0.01 par value per share
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                         (Title of Class of Securities)


                                   74341U-10-6
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                                 (CUSIP Number)


                              Douglas W. McCormick
                             Chief Executive Officer
                                  iVillage Inc.
                             500-512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000

                                 with a copy to:

                                Iain Mickle, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                          400 Capitol Mall, Suite 3000
                              Sacramento, CA 95814
                                 (916) 447-9200
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 18, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74341U-10-6                                                Page 2 of 5
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--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                iVILLAGE INC.
                13-3845162

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |_|

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3               SEC USE ONLY


--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC

--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

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6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

----------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER
                               11,923,405(1)
      NUMBER OF
                        ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY              -0-
       OWNED BY
                        ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                11,923,405(1)
        PERSON
                        ------ -------------------------------------------------
         WITH           10     SHARED DISPOSITIVE POWER
                               -0-

--------------- ----------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                11,923,405(1)

--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      |_|

--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                79.3%(2)

--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                CO

--------------- ----------------------------------------------------------------



---------------
1     See Items 4 and 5 hereof.

2 Calculation is based on a total number of outstanding shares (14,489,810) as of February 15, 2002, as represented by the Issuer its Annual Report on Form 10-K filed March 19, 2002 plus 555,000 shares of common stock issuable upon exercise of outstanding options which vested upon completion of the exchange offer.


                                       2
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CUSIP NO. 74341U-10-6                                                Page 3 of 5
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         This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on February 21, 2002 (the "Schedule 13D") by the person filing this amendment. Capitalized terms used in this Amendment No. 1 to the Schedule 13D not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 1 as follows:

Item 2.  Identity and Background.

         Item 2 is hereby amended to replace the second sentence of paragraph 2(f) in its entirety to read as follows:

         With the exception of Habib Kairouz, who is a citizen of Canada, each director and officer of Parent is, to the Parent's knowledge, a citizen of the United States.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to replace the first sentence of the first paragraph in its entirety with the following:

         On February 11, 2002, Parent, Virgil Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company entered into an Agreement and Plan of Merger (as amended as of March 13, 2002, the "MERGER AGREEMENT") pursuant to which Parent has agreed to acquire the Company through an exchange offer and merger transaction.

         Item 4 is hereby amended to add, immediately preceding the last paragraph, the following:

         Pursuant to the Merger Agreement, on March 19, 2002 Parent, through Merger Sub, commenced the Exchange Offer to purchase all of the outstanding Common Stock. The Offer expired at midnight, New York City time, on April 18, 2002, at which time Parent accepted the approximately 11,923,405 shares of Common Stock which had been tendered in the Offer representing approximately 79.3% of the shares outstanding as of February 15, 2002 (including 555,000 shares of common stock issuable upon exercise of outstanding options which vested upon completion of the Exchange Offer). The Exchange Offer will be followed by a merger of Merger Sub with and into the Company. Each Share not tendered and accepted in the Exchange Offer (other than Shares held by Merger Sub, the Company or Parent and Shares for which appraisal rights have been exercised and perfected in accordance with Delaware law) will be converted into the right to receive the same consideration as the Offer Price.

         Following the Exchange Offer, each outstanding stock option granted or issued under the Company's stock option plans in effect on the date of the Merger Agreement (other than options issued under the Employee Stock Purchase
Plan) became fully vested and exercisable. Any stock options that have not been exercised by the fifth business day following the consummation of the Exchange Offer shall be terminated prior to the effective time of the Merger, provided, however, that with respect to any stock options for which the Offer Price exceeds the applicable per share exercise price, the Company shall promptly pay to the holders of such stock options an amount equal to the product of (a) the amount by which the Offer Price exceeds the applicable per share exercise price and (b) the number of shares subject to the stock option at the time of such termination. The foregoing amount shall be paid in the form of whole shares of Company Common Stock, valued at the Offer Price, with the value of fractional Company Common Stock paid in cash.

         Pursuant to the Merger Agreement, on April 19, 2002 Merger Sub designated Steven Elkes, Scott Levine, Jane Tollinger and Richard Kolberg as Parent's Merger Sub Designees to serve as directors on the Company's Board of Directors. These four directors represent a portion of the representation on the Company's Board of Directors to which Parent is entitled pursuant to the Merger Agreement following the completion of the Exchange Offer. Also pursuant to the Merger Agreement, on April 19, 2002, Merger Sub designated Steven Elkes and Scott Levine as its designees to serve on the Company's Audit and Compensation Committees of the Company's Board of Directors. On April 19, 2002, directors Ian
J. Berg and Dirk Hall resigned as directors of the Company and Messrs. Elkes, Levine, Kolberg and Ms. Tollinger were appointed by the Company's remaining directors to fill the two vacancies created by the resignation of Messrs. Berg and Hall and two existing vacancies on the Company's Board of Directors. On April 19, 2002, the Company's Board of Directors appointed Messrs. Elkes and Levine to serve on the Company's Audit and Compensation Committees of the Company's Board of Directors.


                                       3
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CUSIP NO. 74341U-10-6                                                Page 4 of 5
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Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to replace paragraphs (a), (b), (c) and (d) in their entirety to read as follows:

         (a). As a result of the completion of the Exchange Offer, Parent may be deemed to own beneficially 11,923,405 Shares, or approximately 79.3% of the issued and outstanding Shares as of February 15, 2002 (including 555,000 shares of common stock issuable upon exercise of outstanding options which vested upon completion of the Exchange Offer). Parent does not currently own any Shares or other securities of the Company. Except as set forth in this Schedule 13D, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, is the "beneficial owner" of any such Shares.

         (b). Parent, through Merger Sub, has sole power to vote and dispose of 11,923,405 Shares.

         (c). Except as reported herein, to the knowledge of Parent, no transactions in the class of securities reported have been effected since the filing of the Schedule 13D.

         (d). To the knowledge of Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.




                                       4
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CUSIP NO. 74341U-10-6                                                Page 5 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 19, 2002                                  /s/ Scott Levine
                                               --------------------------------
                                                         Scott Levine
                                                   Chief Financial Officer















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